SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

THE LINCOLN NATIONAL CORPORATION
EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN
(Full title of the Plan)

[Current Registration Number 33-52667]

Lincoln National Corporation
Centre Square West
1500 Market Street, Suite 3900
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

Report of Independent Auditors
Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Schedule of Assets (Held At End of Year)
Schedule of Reportable Transactions
Consent of Independent Auditors

Form 11-K
The Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Facing Sheet

Financial Statements	2-10

Signature	11

Consent of Independent Auditors	Exhibit 23

Financial Statements and Schedules

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Financial Statements
and Schedules

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Schedules

Schedule of Assets (Held At End of Year)	9
Schedule of Reportable Transactions	10

Report of Independent Auditors

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 30, 2002

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31

	2001	2000

Assets
Investments	$458,202,006	$440,991,079
Cash and invested cash (deficit)	(2,401)	(638,540)
Accrued interest receivable	10,572	99,652
Contributions receivable from participating employers	8,134,145	21,367,069
Net pending trades	(258,507)	—

Net assets available for plan benefits	$466,085,815	$461,819,260

See accompanying notes.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31

	2001	2000

Additions
Net realized and unrealized appreciation (depreciation) in fair value of investments	$(24,548,688)	$24,408,453
Investment income:
Cash dividends-Lincoln National Corporation	5,140,970	4,878,633
Interest-The Lincoln National Life Insurance Company	3,078,673	2,875,447
Other	1,265,094	1,133,593

Total investment income	9,484,737	8,887,673

Contributions:
Participants	29,040,205	21,581,799
Participating employers (net of forfeitures: 2001-$158,157; 2000-$40,569)	17,443,465	24,421,480

Total contributions	46,483,670	46,003,279

Transfers from affiliated plans	9,410,752	—

Total additions	40,830,471	79,299,405
Deductions
Distributions to participants	(36,294,264)	(29,268,663)
Administrative expenses	(269,652)	(183,145)

Total deductions	(36,563,916)	(29,451,808)

Net increase in net assets available for plan benefits	4,266,555	49,847,597
Net assets available for plan benefits at beginning of the year	461,819,260	411,971,663

Net assets available for plan benefits at end of the year	$466,085,815	$461,819,260

See accompanying notes.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2001

1.     Significant Accounting Policies

Investments

The investment in Lincoln National Corporation (“LNC”) common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company (“Lincoln Life”). Contract value represents net contributions made plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.     Description of the Plan

The Lincoln National Corporation Employees’ Savings and Profit Sharing Plan (“Plan”) is a contributory, defined contribution plan which covers substantially all employees of LNC and certain of its subsidiaries (“Employer”) who meet certain eligibility requirements as defined by the Plan. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation (not more than 8% for highly compensated employees), up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service (“IRS”).

During 2001, Plan assets relating to employees of Lincoln Financial Distributors, a subsidiary of LNC formerly Sagemark, were transferred from another affiliated Plan of Lincoln Life, in the amount of $9,410,752.

The participants are fully vested in their contributions and direct the Plan to invest their contributions and the guaranteed employer contributions in any combination of the investment options offered under the Plan. Discretionary employer contributions are invested in the LNC Common Stock Fund. Participants can direct the discretionary employer contributions, but only after the contributions have been in the Plan for two full years following the date the last contribution for the Plan year was contributed (see note 7).

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2.     Description of the Plan (continued)

Employer contributions to the Plan are based on an amount equal to a participant’s contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 50% to 150%, which is based on LNC’s increase in operating income. The Employer match on eligible participants’ contributions during their first year of employment is limited to a maximum of 50%. The Board of Directors of Lincoln Life approved a provision that provided an additional match up to 50% for the 2000 Plan year based on the Company’s achieving a certain level of earnings over the three-year period from 1998 through 2000. This contribution was received in 2001. During 2000, the Employer contribution to the Plan matched 200% (150% maximum discretionary match plus additional 50% special match) of participant contributions up to 6% of eligible earnings.

Participants’ contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested

1	0%
2	50%
3 or more	100%

The Employer has the right in accordance with the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants’ accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant’s account excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve-month period. A participant may have a maximum of two loans outstanding at any one time. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement or death, a participant or beneficiary, in case of the participant’s death, may elect to receive either a lump-sum amount equal to the entire value of the participant’s account, or an annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $5,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless a timely election of rollover to an IRA or another qualified plan has been made.

Each participant’s account is credited with the participant’s contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3.     Investments

Individual investments greater than 5% of net assets available for plan benefits at December 31, 2001 and 2000 are as follows:

	December 31, 2001			December 31, 2000

	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value

Common stock-Lincoln National Corporation	4,237,931	$205,836,309	*	4,001,519	$189,321,868	*
Pooled separate accounts-Lincoln Life:
Core Equity Fund	2,265,243.849	28,149,279		2,273,512.771	31,970,509
Medium Capitalization Equity Fund	2,163,209.272	25,320,365		2,130,732.632	37,330,238
Short-Term Fund	7,463,738.890	26,604,497		3,391,952.115	11,604,655
Large Capitalization Equity Fund	2,806,925.680	26,022,727		2,737,463.338	32,322,765
Investment contracts-Lincoln Life	47,198,430	$47,198,430		43,507,208	$43,507,208

*	Nonparticipant-directed.

The investment contracts earned an average interest rate of approximately 5.97% and 6.26% in 2001 and 2000, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 5.50% and 6.75% at December 31, 2001 and 2000, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rate for the remaining contract value balance at December 31, 2001 and 2000 was 5.50% and 6.25%, respectively, and was determined based upon the performance of Lincoln Life’s general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5% for the first five contract years, 4% for years 6-10 and 3.5% following year 10. The guarantee is based on Lincoln Life’s ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 2001 and 2000 the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2001	2000

Fair value as determined by quoted market price:
Common stock	$5,673,096	$35,200,676
Pooled separate accounts	(30,221,784)	(10,792,223)

Total	$(24,548,688)	$24,408,453

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4.     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31

	2001	2000

Assets
Common stock-Lincoln National Corporation	$205,836,309	$189,321,868
Wells Fargo Bank Short-Term Investment Fund	4,486,334	6,166,156

Total	$210,322,643	$195,488,024

	Year Ended December 31

	2001	2000

Change in net assets
Net realized and unrealized appreciation in fair value of investments	$5,673,096	$35,200,676
Investment income:
Cash dividends	5,140,970	4,878,633
Interest	254,637	313,066

Total investment income	5,395,607	5,191,699
Contributions:
Participants	3,772,565	3,126,669
Participating employers (net of forfeitures)	22,699,276	10,833,710
Transfers from affiliated plans	3,675,051	—

Total contributions	30,146,892	13,960,379
Distributions to participants	(14,053,943)	(9,511,268)
Administrative expenses	(157,133)	(92,924)
Net transfers to participant-directed investments	(12,169,900)	(16,724,295)

Total change in net assets	$14,834,619	$28,024,267

5.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 20, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

6.     Transactions With Parties-In-Interest

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life of $205,836,309, $187,302,114 and $47,198,430, respectively, at December 31, 2001 (44.2%, 40.2% and 10.1% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

LNC and Lincoln Life also provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.

7.     Subsequent Event

In January of 2002, the board of directors of LNC adopted an amendment to the Plan effective January 1, 2002. This amendment now permits participants to direct discretionary employer contributions to any investment option without regard to when such contributions were made to the Plan. In addition, the amendment established an Employee Stock Ownership Plan as part of the Lincoln National Employees’ Savings and Profit-Sharing Plan. Participants will be allowed to take payment of LNC Common Stock dividends instead of having them reinvested in their participant accounts.

SCHEDULES

The Lincoln National Life Insurance Company
Employees’ Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i-Schedule of Assets (Held At End of Year)

December 31, 2001

	(c)
	Description of Investment
(b)	Including Maturity			(e)
Identity of Issuer, Borrower,	Date, Rate of Interest,		(d)	Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value

*Common stock fund:
Lincoln National Corporation Common Stock	4,237,931	shares	$122,244,891	$205,836,309
Wells Fargo Bank Short-Term Investment Fund	4,486,333.52	par value	4,486,334	4,486,334

			126,731,225	210,322,643
*Pooled separate accounts-The Lincoln National Life Insurance Company:
Core Equity Fund	2,265,243.849	participation units**		28,149,279
Medium Capitalization Equity Fund	2,163,209.272	participation units**		25,320,365
Short-Term Fund	7,463,738.890	participation units**		26,604,497
Government/Corporate Bond Fund	2,041,970.572	participation units**		14,149,222
Large Capitalization Equity Fund	2,806,925.680	participation units**		26,022,727
Balanced Fund	1,267,473.995	participation units**		8,283,830
High Yield Bond Fund	1,663,948.065	participation units**		4,220,438
Small Capitalization Equity Fund	2,650,441.140	participation units**		16,910,080
Value Equity Fund	3,974,490.127	participation units**		8,452,946
International Equity Fund	1,483,435.266	participation units**		8,255,020
Conservative Balanced Fund	499,101.210	participation units**		877,869
Aggressive Balanced Fund	544,182.898	participation units**		1,069,646
Delaware Growth and Income Fund	737,684.645	participation units**		1,170,189
Deutsche VIT Equity 500 Index Fund	6,427,498.838	participation units**		5,904,300
Fidelity VIP Contrafund	2,511,241.148	participation units**		2,351,275
Neuberger Berman AMT Regency Fund	1,619,393.084	participation units**		1,560,933
Social Awareness Fund	445,403.910	participation units**		411,642
Janus Aspen Series Worldwide Growth Fund	3,457,157.962	participation units**		3,246,963
Neuberger Berman Mid-Cap Growth Fund	2,711,870.821	participation units**		2,768,820
Deutsche VIT Small Cap Index Fund	1,174,707.349	participation units**		1,341,516
Janus Aspen Growth	20,419.641	participation units**		193,772
Fidelity VIP Overseas	3,845.221	participation units**		36,785

				187,302,114
*Investment contracts-The Lincoln National Life Insurance Company (Guaranteed Fund)		5.52% interest rate		47,198,430
Participant loans	Various loans at interest rates varying from 6% to 10.5% due from 2002 to 2022			13,378,819

				458,202,006

*	Indicates party-in-interest to the Plan.

**	Indicates a participant-directed fund. The cost disclosure is not applicable.

Employees’ Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4j-Schedule of Reportable Transactions

Year ended December 31, 2001

					(h)
					Current Value	(i)
(a)		(c)	(d)	(g)	of Assets on	Net
Identity of	(b)	Purchase	Selling	Cost of	Transaction	Gain
Party Involved	Description of Assets	Price	Price	Assets	Date	(Loss)

Category (iii)-Series of transactions in excess of 5 percent of Plan assets.

Wells Fargo Bank	Lincoln National Corporation
	shares of common stock:
	Purchases	$23,697,701		$23,697,701	$23,697,701
	Sales		$9,695,398	4,973,114	9,695,398	$4,722,284
Wells Fargo Bank	Lincoln National Life Insurance
	Company Separate Accounts:
	Short-Term Fund
	Purchases	26,270,845		26,270,845	26,270,845
	Sales		11,947,011	11,559,491	11,947,011	387,520
Wells Fargo Bank	Wells Fargo Bank Short-Term
	Investment Fund:
	Purchases	47,825,012		47,825,012	47,825,012
	Sales		49,504,835	49,504,835	49,504,835	—

Note: Columns (e) and (f), and categories (i), (ii) and (iv) are not applicable.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 14, 2002	By	/s/ George E. Davis George E. Davis Administrator